Exhibit 99.1

i-80 Gold Announces Best Results To-date from Underground Drilling at Cove

Results Include 18.9 g/t Gold 29.3 m and 14.9 g/t Gold over 32.7 m and 15.7 g/t Au over 22.5 m

RENO, Nev., July 10, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce positive results from two additional underground drill holes at the Company's 100%-owned McCoy-Cove Property ("Cove" or "the Property") located in Lander County, Nevada. The new results include the best intercepts to date and continue to demonstrate continuity of high-grade mineralization in the CSD/Gap Zone.

Highlight results from recent 2023 drilling at Cove include:

•	iCHU23-10:
•	14.9 g/t Au over 32.7 m, including 22.8 g/t Au over 14.8 m
•	iCHU23-11 :
•	15.7 g/t Au over 22.5 m, including 21.8 g/t Au over 11.5 m and
•	18.9 g/t Au over 29.3 m, including 27.8 g/t Au over 14.9 m

The ongoing program, expected to consist of approximately 40,000 metres of drilling, is being completed on 30 metre spacing in advance of an updated resource estimate and economic study related to the construction of mining operation at McCoy-Cove. This program is focused on the CSD/Gap and Helen Zone portions (Figures 1 & 2) of the deposit  which also includes mineralization below the pit in the Cove South Deep and 2201 deposits that are not being drilled as part of this program.

"Grades and widths continue to meet or exceed expectations and are consistently at or above the current resource grade.", stated Tyler Hill, Chief Geologist of i-80 Gold. "With the Phase 1 underground decline nearing completion, the focus will shift entirely to the drill program, permitting and final mine approvals."

Figure 1 - 3D View of the Cove Deposit and Drill Program (CNW Group/i-80 Gold Corp)

Figure 2 - 3D Section View Gap Drill Program (CNW Group/i-80 Gold Corp)

Cove is one of three projects currently being advanced to realize the Company's goal of becoming the second largest gold producer in Nevada. In addition to the underground drill program, the exploration and development program will also include the completion of the first phase of the underground decline and drift, and detailed hydrological and metallurgical test work in advance of completing a Feasibility Study following the underground definition drill program.

Table 1 - Highlight Assay Results from Cove Underground Drilling
New 2023 results from McCoy-Cove, estimated true thickness 80-95%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)
iCHU23-10	CSD Gap	Core	303.0	335.7	32.7	14.9
including	CSD Gap	Core	320.8	335.7	14.8	22.8
iCHU23-11	CSD Gap	Core	306.6	329.2	22.5	15.7
including	CSD Gap	Core	317.6	329.2	11.5	21.8
and	CSD Gap	Core	334.4	363.6	29.3	18.9
including	CSD Gap	Core	334.4	349.2	14.9	27.8

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iCHU23-10	482202	4465759	1416	167	-85
	iCHU23-11	482202	4465760	1417	184	-83

The ongoing infill and step-out drill program will aide in the advancement of the Company's plan to develop an underground mine at Cove utilizing the current decline with material anticipated to be trucked to the Company's Lone Tree facility, once operational, for processing in addition to Nevada Gold Mines pursuant to the processing agreement between the two companies. Following the underground drill program, i-80 plans to complete an updated mineral resource estimate and a Feasibility Study.

Cove is one of the Company's primary assets and is host to a resource of:

Mineral Resources[1]
	Tonnage	Au Grade	Ag Grade	Gold	Silver
	(kt)	(g/t)	(g/t)	(koz)	(koz)
Indicated	1,007	10.9	29.1	351	943
Inferred	3,867	10.9	20.6	1,353	2,565
1. Mineral Resources were calculated at a gold price of US$1500/oz, cut-off grade 0.141 opt Au, and is based on the Preliminary
Economic Assessment issued by i-80 on April 13, 2021 and an effective date of January 1, 2021.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay) and ME-MS61 (35 element suite; 0.4g 4 acid/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at McCoy-Cove and the potential of the Cove project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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For further information: Please contact: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 10-JUL-23